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                                                                    Exhibit 99.2


                  FACTORS AFFECTING FUTURE OPERATING RESULTS

     This Form 10-K, the Company's Annual Report to Shareholders, any Form 10-Q or any Form 8-K of the Company or any other written or oral statements made by or on behalf of the Company include forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed below that could cause actual results to differ materially from historical results or anticipated results. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     The following factors could cause actual results of The Rouse Company, its subsidiaries, affiliates and Non-REIT Subsidiaries (collectively and individually, the "Company") to differ materially from historical results or anticipated results:

     REIT Risks. Failure to Qualify as a REIT. Although the Company believes that it is organized and intends to operate in such a manner as to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), no assurance can be given that the Company will remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and applicable Treasury Regulations is also increased to the extent a REIT holds some of its assets in partnership form. The determination of various factual matters and circumstances not entirely within the Company's control may affect its ability to qualify as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the Federal income tax consequences of such qualification. Currently, there are proposals before Congress to make significant changes to the requirements for qualifying as a REIT and to the operations REITs may conduct.

     If in any taxable year the Company fails to qualify as a REIT, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to Federal income tax (including applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, the amount available for distribution to the Company's shareholders would be reduced for the year or years involved. In addition, unless entitled to relief under certain statutory provisions, the Company would be disqualified from treatment as a REIT for the four taxable years following the year during which it lost its qualification.

     Notwithstanding that the Company currently operates in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause the Company to determine that it is in the best interest of the Company and its shareholders to revoke its REIT election. The Company would then be disqualified from electing treatment as a REIT for the four taxable years following the year of such revocation.

     Inability to Comply With REIT Distribution Requirements. To obtain the favorable tax treatment for REITs qualifying under the Code, the Company generally will be required to distribute to its shareholders at least 95% of its otherwise taxable income (after certain adjustments, including for the Company's net operating loss carryover). Such distributions must be paid either (i) in the taxable year to
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which they relate or (ii) in the following taxable year if declared before the
Company timely files its tax return for such year and if paid on or before the first regular distribution payment after such declaration. In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income for the calendar year, 95% of its capital gains net income for the calendar year and any undistributed taxable income from prior periods. Failure to comply with the 95% distribution requirement would result in the Company failing to qualify as a REIT and the Company's income being subject to tax at regular corporate rates.

     The Company intends to make distributions to its shareholders to comply with the 95% tax distribution provision of the Code and to avoid the nondeductible excise tax discussed above.

     Real Estate Development and Investment Risks. General. Real property investments are subject to varying degrees of risk. Revenues and property values may be adversely affected by the general economic climate, the local economic climate and local real estate conditions, including (i) the perceptions of prospective tenants or purchasers as to the attractiveness of the property; (ii) the ability to provide adequate management, maintenance and insurance; (iii) the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise; and (iv) increased operating costs. Real estate values may also be adversely affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

     Development Risks. New project development is subject to a number of risks, including risks of availability of financing, construction delays or cost overruns that may increase project costs, risks that the properties will not achieve anticipated occupancy levels or sustain anticipated lease or sales levels, and new project commencement risks such as receipt of zoning, occupancy and other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not pursued to completion.
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     Lack of Geographical Diversification. A significant portion of the properties held by the Company's subsidiaries and affiliates is geographically concentrated. Land sales, for instance, relate primarily to land in and around Columbia, Maryland and Las Vegas, Nevada. These sales are affected by the economic climate in Howard County, Maryland, the Baltimore-Washington area and the greater Las Vegas area, and by local real estate conditions and other factors, including applicable zoning laws and the availability of financing for residential development. Similarly, most of the office/industrial buildings that are owned by the Company's subsidiaries and affiliates are located in the Baltimore-Washington corridor, including Columbia, Maryland, and the greater Las Vegas metropolitan area. Due to the geographic concentration of this portfolio, the operating results from owning these buildings and selling property for development depend especially on the local economic climate and real estate conditions, including the availability of comparable, competing buildings and properties.

     Illiquidity of Real Estate Investments. Real estate investments are relatively illiquid and therefore may tend to limit the ability of the Company to react promptly in response to changes in economic or other conditions.

     Dependence on Rental Income from Real Property. The Company's cash flow and results of operations would be adversely affected if a significant number of tenants were unable to meet their obligations or if the Company were unable to lease a significant amount of space in its income-producing properties on economically favorable lease terms. In the event of a default by a tenant, the Company may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The bankruptcy or insolvency of a major tenant may have an adverse effect on an income-producing property.

     Effect of Uninsured Loss. The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its properties with insured limits and policy specifications that it believes are customary for similar properties. There are, however, certain types of losses (generally of a catastrophic nature, such as wars, floods or earthquakes) which may be either uninsurable, or, in the Company's judgment, not economically insurable. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated profits from the affected property.

     Environmental Matters. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances on, under, in or migrating from such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate properly such substances when present, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediation of such wastes at the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Other federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos-containing materials in the event of demolition or certain renovations or remodeling, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

     Certain of the Company's properties contain underground storage tanks which are subject to strict laws and regulations designed to prevent leakage or other releases of hazardous substances into the environment. In connection with its ownership, operation and management of such properties, the Company could be held liable for the environmental response costs associated with the release of such
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regulated substances or related claims. In addition to remediation actions brought by federal, state and local agencies, the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. Such claims could result in costs or liabilities which could exceed the value of such property. The Company is not aware of any notification by any private party or governmental authority of any non-compliance, liability or other claim in connection with environmental conditions at any of its properties that it believes will involve any expenditure which would be material to the Company, nor is the Company aware of any environmental condition with respect to any of its properties that it believes will involve any such material expenditure. However, there can be no assurance that any such non-compliance, liability, claim or expenditure will not arise in the future.

     Although the Company generally conducts environmental reviews with respect to properties which it acquires and develops, there can be no assurance that the review conducted by the Company will be adequate to identify environmental or other problems prior to such acquisition.

     Americans with Disabilities Act Compliance. Under the Americans with Disabilities Act (the "ADA"), all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. The Company has surveyed each of its properties and believes that it is in substantial compliance with the ADA and that it will not be required to make substantial capital expenditures to address the requirements of the ADA. In addition, the Company has developed an ADA Compliance Plan and has budgeted for and moved forward with the removal of those barriers to access that are readily achievable. The Company believes that implementation of its ADA Compliance Plan will not have a material adverse effect on its financial condition.

     Competition. There are numerous other developers, managers and owners of real estate that compete with the Company in seeking management and leasing revenues, land for development, properties for acquisition and disposition and tenants for properties, and there can be no assurance that the Company will successfully respond to or manage competitive conditions.

     Changes in Economic Conditions. The Company's business and operating results can be adversely affected by changes in the economic environment generally. For example, an increase in interest rates will affect the interest payable on the Company's outstanding floating rate debt and may result in increased interest expense if debt is refinanced at higher interest rates. Moreover, in a recessionary economy, credit conditions may be inflexible and consumer spending conservative, which could adversely affect the Company's revenues from its retail centers.

     Interest Rate Exchange Agreements. The Company makes limited use of interest rate exchange agreements, including interest rate caps and swaps, primarily to manage interest rate risk associated with variable rate debt. Under interest rate cap agreements, the Company makes initial premium payments to the counterparties in exchange for the right to receive payments from them if interest rates on the related variable rate debt exceed specified levels during the agreement period. Premiums paid are amortized to interest expense over the terms of the agreements using the interest method, and payments receivable from the counterparties are accrued as reductions of interest expense. Under interest rate swap agreements, the Company and the counterparties agree to exchange the difference between fixed rate and variable rate interest amounts calculated by reference to specified notional principal amounts during the agreement period. Notional principal amounts are used to express the volume of these transactions, but the cash requirements and amounts subject to credit risk are substantially less. Amounts receivable or payable under swap agreements are accounted for as adjustments to interest expense on the related debt.

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     Parties to interest rate exchange agreements are subject to market risk for changes in interest rates and risk of credit loss in the event of nonperformance by the counterparties. Although the Company deals only with highly rated financial institution counterparties (which, in certain cases, are also the lenders on the related debt) and does not expect that any counterparties will fail to meet their obligations, there can be no assurance that this will not occur.

     Risks Relating to Nevada Properties. General. Affiliates of the Company own approximately 4.2 million rentable square feet of office and industrial space primarily around Las Vegas, Nevada, Fashion Show Mall, an 869,000 square foot regional shopping center located on the "Strip" in Las Vegas, two Tournament Players Club golf clubs in Summerlin and approximately 8,200 saleable acres of development and investment land located in Summerlin, Nevada. These properties could be adversely affected by the following risks.

     Water Availability in the Las Vegas Metropolitan Area. The Las Vegas metropolitan area is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water. The Las Vegas metropolitan area has a limited supply of water to service future development, and it is uncertain whether the metropolitan area will be successful in obtaining new sources of water. If the Las Vegas metropolitan area does not obtain new sources of water, development activities could be materially hindered.

     Air Quality. The Las Vegas Valley is classified as a moderate carbon monoxide and a serious PM-10 nonattainment area by the U.S. Environmental Protection Agency ("EPA"). The EPA is currently assessing whether the Las Vegas Valley meets certain regulatory requirements with respect to levels of ozone. Efforts are underway to develop air quality plans to achieve and maintain applicable EPA standards. However, there are also ongoing efforts to relax certain requirements under the Clean Air Act and to modify the EPA's authority thereunder. The outcome of these efforts may significantly affect real estate development activities in the Las Vegas Valley.

     Availability of Infrastructure. As with many rapidly growing communities, the rate of growth in the Las Vegas metropolitan area is straining the capacity of the community's infrastructure, particularly with respect to schools, water delivery systems, transportation, flood control and sewage treatment. Certain responsible federal, state and local government agencies finance the construction of infrastructure improvements through a variety of means, including general obligation bond issues, some of which are subject to voter approval. The failure of these agencies to obtain financing for or to complete such infrastructure improvements could materially delay development in the area or materially increase development costs through the imposition of impact fees and other fees and taxes, or require the construction or funding of portions of such infrastructure. The availability of infrastructure or water has not had a negative impact on the development or investment activities of the Company's affiliates to date.

     Non-Nevada Gaming. Until this decade, the gaming industry was principally limited to the traditional markets of Nevada and New Jersey. Several states, however, have legalized casino gaming and other forms of gambling in recent years. In addition, several states have negotiated compacts with Indian tribes pursuant to the Indian Gaming Regulatory Act of 1988 that permit certain forms of gaming on Indian lands. These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise have visited Las Vegas. It is not possible to determine whether current or future legalized gaming venues will have an adverse impact on the Las Vegas economy and thereby adversely affect the properties held by Company affiliates in the Las Vegas area.

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